# CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption "Experts" in the Annual Information Form included in this Annual Report (Form 40-F) and to the incorporation by reference in this Annual Report (Form 40-F) of Response Biomedical Corporation (the "Company") of our report dated April 25, 2007, with respect to the consolidated financial statements of the Company included in the 2006 Annual Report to Shareholders of the Company.

We also consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-126275) pertaining to the Company's 1996 Stock Option Plan and Stock Option Plan Effective May 3, 2005, of our report dated April 25, 2007, with respect to the consolidated financial statements of the Company incorporated by reference in the Annual Report (Form 40-F).

Vancouver, Canada,
June 29, 2007

"*ERNST & YOUNG LLP*"
Chartered Accountants